Exhibit 99.1

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Consolidated Financial Statements

As of April 29, 2020 (Unaudited) and December 28, 2019 and for the period ended April 29, 2020 (Unaudited) and the two years ended December 28, 2019

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Index

Page(s)
Report of Independent Auditors	3
Consolidated Financial Statements
Balance Sheets	4
Statements of Operations	5
Statements of Comprehensive (Loss) Income	6
Statements of Members’ Equity	7
Statements of Cash Flows	8
Notes to Consolidated Financial Statements	9 – 18

Report of Independent Auditors

To the Management and the Board of Managers of
Parkdale America, LLC

We have audited the accompanying consolidated financial statements of Parkdale America, LLC and its subsidiaries, which comprise the consolidated balance sheet as of December 28, 2019 and the related consolidated statements of operations, comprehensive (loss) income, members’ equity, and cash flows for each of the two years in the period ended December 28, 2019.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parkdale America, LLC and its subsidiaries as of December 28, 2019, and the results of their operations and their cash flows for each of the two years in the period ended December 28, 2019 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

March 27, 2020

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Consolidated Balance Sheets

April 29, 2020 (unaudited) and December 28, 2019

	Unaudited April 29,	December 28,
	2020	2019

Assets
Current assets
Cash and cash equivalents	$ 57,550,000	$ 46,159,000
Trade accounts receivable (less allowance of
$2,067,000 and $2,041,000 in 2020 and 2019)	79,918,000	100,320,000
Other receivables	680,000	1,022,000
Due from affiliates	15,000	91,000
Inventories, net	84,575,000	112,375,000
Prepaid expenses and other assets	4,854,000	3,320,000
Due from broker	2,605,000	96,000
Derivative assets	700,000	1,469,000
Total current assets	230,897,000	264,852,000
Property, plant and equipment, net	145,803,000	155,007,000
Assets held for sale	2,531,000	1,480,000
Deferred financing costs, net	272,000	319,000
Other noncurrent assets	322,000	451,000
Total assets	$ 379,825,000	$ 422,109,000
Liabilities and Members' Equity
Current liabilities
Trade accounts payable	$ 19,361,000	$ 55,069,000
Accrued expenses	7,787,000	8,895,000
Due to affiliates	3,076,000	5,354,000
Derivative liabilities	1,790,000	1,262,000
Total current liabilities	32,014,000	70,580,000
Other long-term liabilities	2,542,000	3,097,000
Total liabilities	34,556,000	73,677,000
Commitments and contingencies (Note 11)

Accumulated other comprehensive loss	(10,612,000)	(5,209,000)
Members' equity	355,881,000	353,641,000
Total members' equity	345,269,000	348,432,000
Total liabilities and members' equity	$ 379,825,000	$ 422,109,000

The accompanying notes are an integral part of these consolidated financial statements.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Consolidated Statements of Operations

Period Ended April 29, 2020 (unaudited) and Years Ended December 28, 2019 and December 29, 2018

	Unaudited Period from December 29, 2019 to	Fiscal Year	Fiscal Year
	April 29, 2020	2019	2018

Net sales	$ 183,278,000	$ 795,540,000	$ 817,271,000
Cost of goods sold	176,636,000	779,490,000	792,360,000
Gross profit	6,642,000	16,050,000	24,911,000
General and administrative expenses	6,418,000	17,363,000	17,788,000
Loss (gain) on disposals of property, plant
and equipment, net	8,000	(56,000)	(212,000)
Impairment and realignment costs	2,000	651,000	482,000
Income (loss) from operations	214,000	(1,908,000)	6,853,000
Interest expense	47,000	139,000	136,000
Interest income	(185,000)	(1,184,000)	(791,000)
Foreign exchange (gain) loss	(2,627,000)	673,000	(91,000)
Other income, net	(44,000)	(3,509,000)	(310,000)
Income before provision for income taxes	3,023,000	1,973,000	7,909,000
Provision for income taxes	783,000	880,000	509,000
Net income	$ 2,240,000	$ 1,093,000	$ 7,400,000

The accompanying notes are an integral part of these consolidated financial statements.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Consolidated Statements of Comprehensive (Loss) Income

Period Ended April 29, 2020 (unaudited) and Years Ended December 28, 2019 and December 29, 2018

	Unaudited Period from December 29, 2019 to	Fiscal Year	Fiscal Year
	April 29, 2020	2019	2018

Net income	$ 2,240,000	$ 1,093,000	$ 7,400,000
Other comprehensive (loss) income
Foreign currency translation	(5,403,000)	928,000	(43,000)
Other comprehensive (loss) income	(5,403,000)	928,000	(43,000)
Comprehensive (loss) income	$ (3,163,000)	$ 2,021,000	$ 7,357,000

The accompanying notes are an integral part of these consolidated financial statements.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Consolidated Statements of Members’ Equity

Period Ended April 29, 2020 (unaudited) and Years Ended December 28, 2019 and December 29, 2018

	Accumulated
	Other		Total
	Comprehensive	Members'	Members'
	(Loss)	Equity	Equity

Balance at December 30, 2017	$ (6,094,000)	$ 383,800,000	$ 377,706,000
Net income	-	7,400,000	7,400,000
Foreign currency translation	(43,000)	-	(43,000)
Dividends paid	-	(6,435,000)	(6,435,000)
Balance at December 29, 2018	(6,137,000)	384,765,000	378,628,000
Net income	-	1,093,000	1,093,000
Foreign currency translation	928,000	-	928,000
Dividends paid	-	(32,217,000)	(32,217,000)
Balance at December 28, 2019	(5,209,000)	353,641,000	348,432,000
Net income (unaudited)	-	2,240,000	2,240,000
Foreign currency translation (unaudited)	(5,403,000)	-	(5,403,000)
Balance at April 29, 2020 (unaudited)	$ (10,612,000)	$ 355,881,000	$ 345,269,000

The accompanying notes are an integral part of these consolidated financial statements.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Consolidated Statements of Cash Flows

Period Ended April 29, 2020 (unaudited) and Years Ended December 28, 2019 and December 29, 2018

	Unaudited Period from December 29, 2019 to	Fiscal Year	Fiscal Year
	April 29, 2020	2019	2018

Cash flows from operating activities
Net income	$ 2,240,000	$ 1,093,000	$ 7,400,000
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation and amortization	11,063,000	40,584,000	39,447,000
Loss on impairment	-	406,000	99,000
Loss (gain) on disposals of property, plant
and equipment	8,000	(56,000)	(212,000)
Amortization of deferred financing costs	47,000	135,000	136,000
Deferred income taxes	4,000	(143,000)	(197,000)
Net change in derivative instruments	(1,212,000)	320,000	886,000
Changes in operating assets and liabilities
Trade accounts receivable, net	19,210,000	25,532,000	(20,006,000)
Other receivables	729,000	2,003,000	(1,526,000)
Due to/from affiliates, net	(3,892,000)	(1,043,000)	701,000
Inventories	27,758,000	5,228,000	(12,098,000)
Prepaid expenses and other assets	(1,611,000)	1,721,000	(1,821,000)
Other noncurrent assets	42,000	210,000	197,000
Trade accounts payable	(35,270,000)	812,000	17,017,000
Accrued expenses and other liabilities	(1,780,000)	(649,000)	(15,000)
Other noncurrent liabilities	(332,000)	(216,000)	81,000
Net cash provided by operating activities	17,004,000	75,937,000	30,089,000
Cash flows from investing activities
Purchases of property, plant and equipment	(5,345,000)	(43,112,000)	(27,329,000)
Proceeds from disposal of property,
plant and equipment	53,000	448,000	1,143,000
Net cash used in investing activities	(5,292,000)	(42,664,000)	(26,186,000)
Cash flows from financing activities
Dividends paid	-	(32,217,000)	(6,435,000)
Net cash used in financing activities	-	(32,217,000)	(6,435,000)
Effect of exchange rate on cash and
cash equivalents	(321,000)	64,000	(4,000)
Net increase (decrease) in cash and
cash equivalents	11,391,000	1,120,000	(2,536,000)
Cash and cash equivalents
Beginning of period	46,159,000	45,039,000	47,575,000
End of period	$ 57,550,000	$ 46,159,000	$ 45,039,000
Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$ -	$ -	$ -
Taxes	247,000	927,000	938,000
Accrued purchases of property, plant and equipment	1,101,000	1,317,000	2,592,000

The accompanying notes are an integral part of these consolidated financial statements.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Nature of Business

On June 30, 1997, Parkdale Mills, Inc. (“Mills”) and Unifi, Inc. (“Unifi”) entered into a Contribution Agreement (the “Agreement”) that sets forth the terms and conditions by which the two companies contributed all of the assets of their spun cotton yarn operations utilizing open-end and air-jet spinning technologies to create Parkdale America, LLC (the “Company”). In exchange for their respective contributions, Mills and Unifi received a 66% and 34% ownership interest in the Company, respectively.

On January 1, 2012, Mills contributed its interest in the Company to its newly formed parent company, Parkdale, Incorporated (“Parkdale, Inc.” or the “Parent”).

On April 29, 2020, Unifi sold its 34% ownership interest in the Company to Parent for $60,000,000.

Principles of Consolidation

The accompanying consolidated financial statements include the consolidated accounts of the Company and its wholly-owned subsidiaries Summit Yarn, LLC (“Summit Yarn”) and Summit Yarn Holding I, Inc. (“Summit Holding”) and its subsidiary Grupo Burlpark, S.A. de C.V. (“Grupo”), a Mexican company. Summit Yarn and Summit Holding are collectively referred to as the “Summit Entities.”

All intercompany transactions and accounts have been eliminated in consolidation.

Fiscal Year and Short Period (Unaudited) Financial Statements

The Company’s fiscal year end is the Saturday nearest to December 31. The Company’s fiscal years 2019 and 2018 ended on December 28, 2019 and December 29, 2018, respectively. Such fiscal years contained 52 weeks.

Due to the sale of Unifi’s 34% ownership interest in the Company on April 29, 2020, the associated short-period financial statements are prepared to provide the relevant financial amounts and disclosures for Unifi’s period of ownership. References to “2020” refer to April 29, 2020 or the period of Unifi’s minority ownership ending on April 29, 2020.

In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of April 29, 2020, and its results of operations, and cash flows for the four months ended April 29, 2020.

Operations

The Company is a producer of cotton and synthetic yarns for sale to the textile and apparel industries, both foreign and domestic. As of April 29, 2020, the Company had 10 manufacturing facilities located in North America. The Company incurred $2,000, $245,000 and $383,000 during 2020 and fiscal years 2019 and 2018, respectively, in facility costs concurrent with realigning and consolidating manufacturing facilities. The costs relate primarily to relocation of manufacturing equipment and are recorded as a component of impairment and realignment costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company’s primary performance obligation is the distribution and sale of its cotton and synthetic yarns.  Revenue is recognized when performance obligations under the terms of the contract with the customer are satisfied and are recognized at a point in time, which occurs when control of a good promised in a contract is transferred to a customer.  Control is obtained when the customer has the ability to direct the use of and obtain substantially all of the remaining

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

benefits from that good, which generally occurs either on shipment or delivery based on the contractual terms.  See Note 2 to the consolidated financial statements for additional information regarding the Company’s revenue recognition policy.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying value of these cash equivalents approximates their fair values. The Company maintains cash deposits with major banks that may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes the risk of loss to be remote.

Concentration of Credit Risk

Substantially all of the Company’s accounts receivable is due from companies in the textile and apparel markets located primarily throughout North America. The Company generally does not require collateral for its accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Allowances provided for doubtful accounts were $2,067,000 and $2,041,000 as of April 29, 2020 and December 28, 2019, respectively.

Sales to five customers accounted for approximately 69%, 75% and 74%, of total sales during 2020 and fiscal years 2019 and 2018, respectively. As of April 29, 2020 and December 28, 2019, accounts receivable from five customers comprised 68% and 79%, respectively, of total gross accounts receivable outstanding.

Fair Value Measurements

The Company follows the guidance in Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, to account for fair value measurements. The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices in active markets

Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly

Level 3 – Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions

The Company’s derivative instruments represent the only balances which are measured at fair value on a recurring basis. The fair value of derivative instruments is based on quoted prices in active markets (Level 1 for cotton futures contracts). See Note 8 for separate disclosure of derivatives measured at fair value.

The carrying amount of cash equivalents, receivables, and accounts payable approximate fair value because of the short-term maturity of such instruments.

Self-Insurance

The Company is self-insured for certain losses relating to workers’ compensation, medical and dental claims. The Company has stop-loss coverage to limit the exposure arising from these claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management’s estimates of the ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Accruals for workers’ compensation are reported on a discounted basis.

Basis of Foreign Currency Translation

The functional currency for Grupo is the Mexican peso. The reporting currency is U.S. dollars.  Grupo’s financial statements are translated into U.S. dollars for consolidation purposes. Investment and equity accounts are translated at historical

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

values. All other asset and liability accounts are translated at quoted year end rates. Revenue and expenses are translated on a monthly basis at the average rates of exchange in effect during the periods. Gains and losses on translation are recorded in accumulated other comprehensive loss as a component of members’ equity on the accompanying consolidated balance sheets.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Repairs and maintenance that do not extend the life of the applicable assets are expensed. Provisions for depreciation are determined principally by an accelerated method over the estimated useful lives of the assets.

Assets Held for Sale

Assets held for sale represent those assets that are not in use and management is actively marketing for sale. Depreciation of such assets has ceased.  The Company assesses the criteria for classification for assets held for sale in accordance with ASC 360, Property, Plant, and Equipment. At April 29, 2020, such assets consisted of two manufacturing buildings held for sale. At December 28, 2019, such assets consisted primarily of one manufacturing building that was also previously held for sale in the prior year.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets to determine impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2020 and fiscal years 2019 and 2018, loss on impairment was $0, $406,000 and $99,000, respectively.

Economic Assistance Program

During August 2008, a federal government program commenced providing economic adjustment assistance to domestic users of upland cotton. A cotton subsidy is paid to manufacturers for cotton consumed in domestic production. The subsidy must be used within 18 months after the marketing year earned to purchase qualifying capital expenditures in the United States for production of goods from upland cotton. The marketing year is from August 1 to July 31. Effective August 1, 2012, the value of the assistance is three cents per pound of consumed cotton.

The Company recognizes income for the cotton subsidy when the cotton has been consumed and the qualifying assets have been acquired. The Company recognized income of $3,343,000, $13,000,000 and $13,138,000, for the cotton consumption portion of the subsidy earned during 2020 and fiscal years 2019 and 2018, respectively, as a reduction to cost of goods sold in the accompanying consolidated statements of operations.

The Company records the portion of the cotton subsidy deemed to be associated with the qualifying capital expenditures as a reduction of the cost of the equipment purchased. The portion of the subsidy earned associated with the qualifying capital expenditures for 2020, 2019 and 2018 was $134,000, $445,000 and $426,000, respectively. These amounts are amortized over the nine year useful life of the corresponding assets on a double declining methodology.

The Company had receivables totaling $134,000 and $855,000 related to the subsidy program as of April 29, 2020 and December 28, 2019, respectively, which is included as a component of other receivables on the accompanying consolidated balance sheets.

Shipping Costs

The costs to ship products to customers of approximately $5,679,000, $22,306,000 and $25,583,000 during 2020 and fiscal years 2019 and 2018, respectively, are included as a component of cost of goods sold in the accompanying consolidated statements of operations.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

Other Income, Net

In 2019, the Company received a credit relating to previously overstated utility billings, of which $2,800,000 was recorded in other income relating to prior years' operations.

Adoption of New Accounting Pronouncements

In May 2014, the FASB issued Revenue From Contracts With Customers (ASU 2014-09) (“Topic 606”), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. Topic 606 is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As amended by Revenue From Contracts With Customers: Deferral of the Effective Date (ASU 2015-14), Topic 606 is effective for fiscal years beginning after December 15, 2018. The Company adopted Topic 606 on December 30, 2018, using the modified retrospective approach and applied this approach to contracts not completed as of that date.  The adoption of Topic 606 did not result in an adjustment to the Company’s opening balance of retained earnings.  The adoption of Topic 606 did not have a material impact to the Company’s consolidated financial statements.  Refer to Note 2 for additional information regarding the Company’s adoption of Topic 606.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The ASU is intended to improve and simplify the rules around hedge accounting, reduce complexity for certain hedging concepts and better align financial reporting with an entity’s risk management activities. The Company adopted Topic 815 on December 30, 2018.  The adoption of Topic 815 did not have a material impact to the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, that eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, reflects an entity's current estimate of all expected credit losses.  The pronouncement is effective for fiscal years beginning after December 31, 2019.  The Company adopted Topic 326 on December 29, 2019.  The adoption of Topic 326 did not have a material impact to the Company’s consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, requiring companies to recognize lease assets and lease liabilities by lessees for all operating leases. In June 2020, the FASB issued Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities to defer the effective date for non-public companies by one additional year. The pronouncement is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact this new guidance will have on its consolidated financial statements.

COVID-19

In December 2019, a novel strain of coronavirus ("COVID-19") was reported in Wuhan, China.  In March 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. As a result of this pandemic, many of our manufacturing facilities were impacted and continue to be impacted by temporary closures due to reduced customer demand and borders being closed for shipments. The Company has experienced a decline in sales, a furloughed workforce, and reductions in variable costs (such as materials, utilities, and repairs and maintenance).  While the disruption is expected to be temporary, there is considerable uncertainty around the duration and severity of the impact. Therefore, while the Company expects this matter to negatively impact its operating results, the related financial impact and duration cannot be reasonably estimated at this time.

The Company assessed certain accounting matters that require consideration of forecasted financial information, including, but not limited to, its allowance for credit losses and the carrying value of the Company's long-lived assets in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 as of April 29, 2020 and through the date of this report. As a result of these assessments, there were no impairments or material increases in credit allowances that impacted the Company's consolidated financial statements as of and for the period ended April 29, 2020. However, the Company's future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the consolidated financial statements in future reporting periods.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

2.	Revenue Recognition

The Company adopted ASC 606 Revenue from Contracts with Customers on December 30, 2018, using the modified retrospective approach for all contracts not completed at the date of initial adoption.  Upon adoption of this guidance, there was no material impact to the Company’s consolidated financial statements.

The Company recognizes revenue when performance obligations under the terms of the contract with the customer are satisfied.  The Company’s contracts are derived from manufacturing supply agreements and customer orders.  Performance obligations associated with manufacturing supply agreements are tied to orders submitted by customers.  All orders have a duration of less than one year, performance obligations are related to orders submitted at a point in time, and payment terms are generally 30-90 days.  Performance obligations are satisfied when control of a good promised in a contract is transferred to a customer.  Control is obtained when the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good.  The Company measures revenue as the amount of consideration for which it expects to be entitled in exchange for transferring goods at a point in time as control is transferred at a distinct point per the terms of a contract.  This transfer occurs upon shipment or delivery based on the contract terms.  In some cases, the Company must apply judgment, including contractual rates and historical payment trends, when estimating variable consideration.  Certain customers may receive cash and or noncash incentives such as prompt pay discounts, which are accounted for as variable consideration.  Revenue is recognized net of variable consideration when the performance obligation has been satisfied. When incentives are paid in arrears, the Company accrues the estimated amount to be paid based on the program’s contractual terms.

3.	Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method for raw materials, yarn-in-process, and finished yarn inventories. The Company performs periodic assessments to determine the existence of obsolete and slow-moving inventories and records necessary provisions to reduce such inventories to net realizable value, if needed. Inventories, net as of April 29, 2020 and December 28, 2019, consist of the following:

	Unaudited 2020	2019

Cotton and synthetics	$ 38,914,000	$ 54,196,000
Yarn in process	6,350,000	8,615,000
Finished yarn	39,287,000	49,227,000
Supplies	1,699,000	1,766,000
	86,250,000	113,804,000
Less: Inventory reserves	(1,675,000)	(1,429,000)
	$ 84,575,000	$ 112,375,000

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

4.	Property, Plant and Equipment, Net

A summary of property, plant and equipment, net as of April 29, 2020 and December 28, 2019, is as follows:

	Useful
	Lives in	Unaudited
	Years	2020	2019

Land and land improvements	15	$ 9,892,000	$ 10,032,000
Buildings	15 - 39	122,297,000	125,518,000
Machinery and equipment	5 - 9	592,757,000	592,607,000
Office furniture and fixtures	3 - 7	10,279,000	12,102,000
		735,225,000	740,259,000
Less: accumulated depreciation		(594,386,000)	(589,992,000)
Construction in progress		4,964,000	4,740,000
Property, plant and equipment, net		$ 145,803,000	$ 155,007,000

Depreciation expense for 2020 and fiscal years 2019 and 2018, was $11,063,000, $40,584,000 and $39,447,000, respectively.

5.	Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax reporting purposes. As a result, the Company’s results of operations are included in the income tax returns of its individual members. Accordingly, income taxes are accounted for at the individual member level. Therefore, the Company has not recorded a separate provision for income taxes.

The Company, through Grupo, computes deferred taxes based on the after tax effects of temporary differences between the basis of assets and liabilities for financial reporting purposes and the basis for income tax reporting purposes, using the applicable statutory tax rates.

The provision for income taxes for 2020 and fiscal years 2019 and 2018, is comprised of the following:

	Unaudited
	2020	2019	2018

Current income tax	$ 779,000	$ 1,023,000	$ 706,000
Deferred income tax	4,000	(143,000)	(197,000)
Total income tax	$ 783,000	$ 880,000	$ 509,000

Summit Holding maintains that the undistributed earnings of Grupo will be indefinitely reinvested in foreign jurisdictions; therefore, no deferred tax liability has been recorded with respect to this subsidiary’s earnings. The Company continues to believe that these earnings are indefinitely reinvested; however, the Company may change this assertion in a future period.

In December 2017, H.R.1, formerly known as the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act included a number of changes to existing U.S. tax laws. The 2017 Tax Act eliminated the deferral of U.S. income tax on the historical unrepatriated earnings by imposing the Transition Toll Tax, which was a one-time mandatory deemed repatriation tax on undistributed foreign earnings. The Transition Toll Tax was assessed on a U.S. shareholder's share of

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

foreign corporation's accumulated foreign earnings that had not previously been taxed in the U.S. Earnings in the form of cash and cash equivalents were taxed at a rate of 15.5% and all other earnings were taxed at a rate of 8.0%.

As of April 29, 2020 and December 28, 2019, the remaining tax liability is recorded in accrued expenses and other long-term liabilities, in the amounts of $51,000 and $488,000, respectively.

The most significant temporary difference that gives rise to deferred tax liabilities is fixed assets. Grupo has recorded a deferred tax liability related to deferred tax basis differences which is included in other long-term liabilities. As of April 29, 2020 and December 28, 2019, the liability was $531,000 and $720,000, respectively. For Grupo, the effective tax rate differs from the statutory rates primarily due to inflationary adjustments under the Mexican tax regime and non-deductible expenses.

The Company does not believe that it has taken any uncertain tax positions that would require recognition of a contingent liability. The tax returns of Summit Holding for tax years 2016 and forward remain subject to examination by U.S. tax authorities, while the tax years 2005 through 2015 remain subject to examination by U.S. tax authorities to the extent of net operating loss carryforwards, which are not significant. Grupo’s tax returns remain subject to examination by Mexican tax authorities for tax years 2014 and forward.

6.	Deferred Financing Costs, Net

The Company capitalized financing costs of $520,000 in 2017 related to a new revolving credit facility. There were $158,000 in unamortized deferred financing costs from the prior facility that continue to be associated with the new credit facility. These costs are being amortized over the term of the debt agreement, which matures on April 26, 2022. Amortization of these costs totaled $47,000, $135,000 and $136,000 for 2020 and fiscal years 2019 and 2018, respectively, and is included as a component of interest expense in the accompanying consolidated statements of operations. Estimated future amortization expense of deferred financing costs is summarized as follows:

Fiscal Year	Amount

Remainder of Calendar 2020	$ 91,000
2021	136,000
2022 and thereafter	45,000

7.	Long-Term Debt – Related Party

The Company has a $175,000,000 related party revolving credit facility with its Parent. At the Company’s option, borrowings under the facility may be maintained as (1) “Prime Rate” loans or (2) “LIBOR” loans, plus applicable margins ranging from 0.25% to 2.25%. The agreement includes customary covenants that require the borrower to maintain a minimum interest coverage ratio and restrict its leverage ratio. The Company evaluates compliance with these covenants on a quarterly basis.  There were no outstanding borrowings on the credit facility as of April 29, 2020 and December 28, 2019. The facility matures April 26, 2022.

8.	Derivative Instruments

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. Derivatives held by the Company at April 29, 2020 and December 28, 2019 are considered non-designated. Changes in the fair value of the derivatives are recognized in earnings as they occur.

The Company is subject to price risk related to raw materials pricing. In the normal course of business, under procedures established by the Company’s financial risk management framework, the Company may enter into cotton futures contracts to manage changes in raw material prices in order to protect the gross margin of fixed-price yarn sales. The changes in fair

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

value related to these cotton futures are reflected as an operating activity in the accompanying consolidated statements of cash flows. As of April 29, 2020 and December 28, 2019, the Company has recorded these instruments at their net fair value of $1,515,000 and $303,000, respectively, in the accompanying consolidated balance sheets, as follows:

	Balance Sheet	Unaudited Fair Value	Fair Value
	Location	April 29, 2020	December 28, 2019

Derivative assets, commodity contracts
Nonhedges	Derivative assets	$ 700,000	$ 1,469,000
Derivative liabilities, commodity contracts
Nonhedges	Derivative liabilities	(1,790,000)	(1,262,000)
Due from broker		2,605,000	96,000
Net derivative asset		$ 1,515,000	$ 303,000

The Company’s derivative instruments are listed and traded on an exchange and are thus valued using quoted prices classified within Level 1 of the fair value hierarchy. The fair value of the derivative instruments are classified as current assets and liabilities as of April 29, 2020 and December 28, 2019. The Company did not have any assets or liabilities classified as Level 2 or Level 3 at April 29, 2020 and December 28, 2019.

The Company enters into forward contracts for certain cotton purchases, which qualify as derivative instruments. However, these contracts meet the applicable criteria to qualify for the “normal purchases and normal sales” exemption in ASC 815, “Derivatives and Hedging”. Therefore, the hedge accounting requirements are not applicable to these contracts.

The Company recorded net gains on forward contracts and cotton purchase agreements designated as derivatives of $2,060,000, $2,041,000 and $2,140,000 for 2020 and years ended December 28, 2019 and December 29, 2018, respectively. These gains are included in cost of goods sold in the accompanying consolidated statements of operations.

Collateral is settled daily on these contracts and is shown on the balance sheet as “Due to broker” or “Due from broker”.

9.	Defined Contribution Plan

The Company maintains a defined contribution retirement plan available to substantially all employees. The Company’s contributions are based on a formula for matching employee contributions. The Company incurred costs for this plan of $260,000, $1,015,000 and $987,000, during 2020 and fiscal years 2019 and 2018, respectively.

10.	Related-Party Transactions

Shared Expenses Allocation

The Company and Mills share certain warehousing, distribution and manufacturing expenses that are allocated based on the usages of these services. Amounts charged to the Company for these services were $2,170,000, $6,903,000 and $7,321,000 for 2020 and fiscal years 2019 and 2018, respectively, and are recorded as a component of cost of goods sold.

Parkdale, Inc. incurs certain accounting and administrative expenses that are allocated to the Company and Mills based upon a weighted average of certain key indicators, including, but not limited to, pounds of yarn sold and net sales. Amounts charged to the Company by Parkdale, Inc. were $4,336,000, $12,155,000 and $11,842,000 for 2020 and fiscal years 2019 and 2018, respectively, and are recorded as a component of general and administrative expenses.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

Due to and from Affiliates

Due to and from affiliates as of April 29, 2020 and December 28, 2019, consists of the following:

	Unaudited 2020	2019
Due from U.S. Cotton, LLC	$ 15,000	$ 91,000
Due from affiliates	$ 15,000	$ 91,000
Due to Mills and subsidiary	884,000	3,148,000
Due to Alliance	16,000	-
Due to Parkdale Mills de Honduras	7,000	19,000
Due to D'sky DSC S.R.L.	37,000	154,000
Due to Parkdale Mills de El Salvador	4,000	78,000
Due to Parkdale Inc.	2,127,000	1,955,000
Due to Intrinsic Advanced Materials	1,000	-
Due to affiliates	$ 3,076,000	$ 5,354,000

Amounts due to and from affiliates result from intercompany charges related to inventory purchases, accounts receivable collections, payroll tax payments, and the administrative expense allocation.

Other

The Company has a revolving credit facility with its parent company. See also Note 7.

11.	Commitments and Contingencies

Operating Leases

Rent expense for 2020 and fiscal years 2019 and 2018, was $232,000, $547,000 and $444,000, respectively.

Purchase and Sales Commitments

At April 29, 2020 and December 28, 2019, the Company had unfulfilled cotton purchase commitments, at varying prices, for approximately 465,142,000 and 441,805,000 pounds of cotton, respectively, to be used in the production process. These contracts are generally effective for approximately one year. At April 29, 2020 and December 28, 2019, the Company had unfulfilled yarn sales contracts, at varying prices, with various customers that are not expected to result in any loss to the Company.

Contingencies

The Company is involved in various legal actions and claims arising in the normal course of business. Management believes that the resolution of such matters will not have a material effect on the financial condition, results of operations, or cash flows of the Company.

12.	Members’ Equity

The annual net income of Grupo is subject to the Mexican legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. This reserve may not be distributed to the members during the existence of Grupo, except in the form of stock dividends. The legal reserve for Grupo has not been met as of April 29, 2020.

Parkdale America, LLC and Subsidiaries

(A Limited Liability Company)

Notes to Consolidated Financial Statements

13.	Subsequent Events

The Company evaluated transactions occurring after April 29, 2020 in accordance with ASC Topic 855, Subsequent Events, through August 26, 2020, which is the date the accompanying consolidated financial statements were available for issuance.